111 Congress Avenue, Suite 1400
Austin, TX  78701-4043
512.472.5456

Chauncey M. Lane
Direct: 512.479.1190
Direct fax: 512.226.7223
Chauncey.Lane@huschblackwell.com

March 27, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SMSA Gainesville Acquisition Corp. Preliminary Information Statement on Schedule 14C Filed February 18, 2014 File No. 000-53803

Ladies and Gentlemen:

On behalf of the Company, we request additional time to amend the above-referenced filing consistent with your comments received on March 14, 2014.

If you have any questions or comments, please contact me at 512-479-1190.

Regards,

/s/ Chauncey M. Lane

Chauncey M. Lane